July 14, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Stephen Krikorian

RE:	PAR Technology Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 001-09720

Ladies and Gentlemen:

The following is in response to comments contained in the letter dated June 8, 2006 (the “Letter”) from Stephen Krikorian (Accounting Branch Chief) of the Securities and Exchange Commission (the “SEC”) to Dr. John W. Sammon, Jr., Chairman of the Board, President and Director of the Company. The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Form 10-K For the Fiscal Year Ended December 31, 2005
Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Revenue Recognition

Comment:

1.	As previously indicated in prior comment number 2 in our letter dated April 24, 2006, your accounting policy disclosure should clearly indicate how your units of accounting are determined and valued for multiple-element arrangements according to Question 1 of SAB Topic 13B. Tell us how you plan to address this requirement in your disclosure. Provide us with any proposed revised disclosure.

Response:

In response to the Staff’s comment, the Company supplementally informs the Staff that the Company will revise its revenue recognition disclosures prospectively to indicate how our units of accounting are determined and valued for multiple element arrangements. Our proposed revised disclosure relative to how units of accounting are determined and valued for multiple element arrangements is as follows:

PAR Technology Corporation

Revenue Recognition (in part)

The Company recognizes revenue generated by the Hospitality segment using the guidance from SEC Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition” and the AICPA Statement of Position (SOP) 97-2, “Software Revenue Recognition”. Product revenues consist of sales of the Company’s standard point-of-sale and property management systems of the Hospitality segment. Product revenues include both hardware and software sales. The Company also records service revenues relating to its standard point-of-sale and property management systems of the Hospitality segment. Service revenues include installation and training, support maintenance for both hardware and software products, and field and depot repair. For elements of service revenues, such as installation and training, revenue is based upon standard hourly/daily rates. For hardware and software support maintenance, revenue is based on established renewal rates. For depot repair, revenue is charged based on established flat rates for the items being repaired.

The individual product and service offerings that are included in arrangements with our customers are identified and priced separately to the customer based upon the stand alone price for each individual product or service sold in the arrangement irrespective of the combination of products and services which are included in a particular arrangement. As such, the units of accounting are based on each individual product and service sold, and revenue is allocated to each element based on vendor specific objective evidence (VSOE) of fair value. VSOE of fair value for each individual product and service is based on separate individual prices of these products and services. The sales price used to establish fair value is the sales price of the element when it is sold individually in a separate arrangement and not as a separate element in a multiple element arrangement.

Comment:

2.
In your response to prior comment number 2 in your letter dated May 26, 2006, you state that revenue is allocated to each element based on the sales price of the individual element. Further explain how the sales price represents VSOE of the fair value for your hardware and software deliverables. Confirm that the sales price used to establish fair value is the sales price of the element when it is sold individually in a separate arrangement and not as a separate element in a multiple-element arrangement. You indicate that products and services are priced and sold separately to the customer. Tell us whether you view these separately priced sales as one multiple-element arrangement. Refer to paragraph 16 EITF 00-21, paragraph 10 of SOP 97-2 and TPA 5100.39.

PAR Technology Corporation

Response:

In response to the Staff’s comment, the Company supplementally informs the Staff that the sales price represents VSOE of the fair value for hardware and software deliverables because the sales price of hardware and software that is sold individually is consistent with its price when sold with other elements. Further, the Company confirms that the sales price used to establish fair value is the sales price of the element when it is sold individually in a separate arrangement and not as a separate element in a multiple element arrangement. In addition, when hardware and software products are sold together, they are delivered together and therefore revenue is recognized at the same time. These arrangements are multiple-element arrangements with revenue recognized based on VSOE of the various elements. As it relates to software, the only remaining undelivered element after the delivery and installation of the software is typically software maintenance (further discussed in our response to comment 3).
Comment:

3.
We note from your response to prior comment number 2 in your letter dated May 26, 2006 that support maintenance includes maintenance for both hardware and software. Tell us what accounting literature (i.e. FTB 90-1, SOP 97-2) you follow in recognizing revenue earned from your support maintenance contracts. Indicate how you separate the software and software-related elements from any non-software elements.

Response:

In response to the Staff’s comment, the Company supplementally informs the Staff that the support maintenance contracts (for both hardware and software) are separately priced as the customer has the option to purchase the services provided under the contract for an expressly stated amount separate from the price of the products the customer may also be purchasing. The sales price of support maintenance contracts sold on an individual basis (for both hardware and software) is consistent with the sales price when sold with other elements. The Company defers revenue from such separately priced contracts for both hardware and software maintenance and recognizes revenue in income on a straight-line basis over the related contract period which is consistent with the revenue recognition provisions under both FTB 90-1 and SOP 97-2

Comment:

4.
In your response to prior comment number 3 in your letter dated May 26, 2006, you indicate that revenue for fixed-price contracts is recognized as labor hours are delivered and this approximates a straight-line basis. We note that you disclose in your revenue recognition policy that revenue from fixed-price

PAR Technology Corporation

contracts is recognized on a straight-line basis, without indicating that you recognize revenue based on labor hours. Tell us what consideration you gave to including this information in your revenue recognition policy.

Response:

In response to the Staff’s comment, we had indicated in our prior disclosures that revenue from fixed-price contracts was recognized on a straight line basis because that was the result from the Company’s recognition of revenue as labor hours were delivered. The Company supplementally informs the Staff that the Company will clarify its revenue recognition policy for fixed price contracts prospectively as follows: Revenue for fixed-price contracts is recognized as labor hours are delivered which approximates the straight-line basis of the life of the contract.

In connection with our response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Ronald J. Casciano

Ronald J. Casciano
VP, C.F.O. & Treasurer
(315) 738-0600 Ext. 273